Exhibit 99.1

RBC COMPLETES ACQUISITION OF CITY NATIONAL

Creates a powerful platform for long-term growth in the U.S.

TORONTO, November 2, 2015 – Royal Bank of Canada (RY on TSX and NYSE) today announced it has completed the acquisition of City National Corporation (“City National”).

“Today is a major milestone for both of our organizations as we create a leader in private and commercial banking and wealth management in the U.S., our second home market,” said Dave McKay, President and CEO, RBC. “City National is a great addition to RBC and today we welcome its 3,600 colleagues. I’m excited about combining our capabilities to deepen client relationships and to serve a broader client base with the aim of being the preferred provider in the U.S. to corporate, institutional, commercial and high-net worth clients and their businesses. Ultimately, our strategy is underpinned by a foundation of helping clients thrive, communities prosper and employees succeed.”

Based on the closing price on the New York Stock Exchange of RBC’s common shares on October 30, 2015 of US$ 56.83, the total transaction value is US$ 5.0 billion and will be paid with US$ 2.6 billion in cash and 41.6 million RBC common shares. In addition, RBC will issue US$ 275 million of RBC first preferred shares in exchange for all outstanding shares of City National preferred stock. The transaction is expected to reduce the Q1/2016 Common Equity Tier 1 ratio of RBC by approximately 70 basis points. RBC continues to forecast a strong capital position going forward.

As previously announced, RBC will combine its U.S. Wealth Management unit and City National into one line of business to be reported as part of the RBC Wealth Management segment. City National CEO Russell Goldsmith will lead the combined line of business from Los Angeles, where City National is headquartered and where it will continue to operate under the City National name.

“Today marks the start of a new and exciting chapter in City National’s remarkable history,” Goldsmith said. “RBC is the ideal partner for us and, over time, we plan to grow market share in the communities and among the industries that our company serves. We also intend to create new opportunities by working closely with RBC’s outstanding U.S. Wealth Management and U.S. Capital Markets businesses. Through this compelling combination, many of RBC’s clients and business-owners, entrepreneurs and their families and companies will gain access to City National’s excellent products, services and colleagues.”

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Fast Facts about the combination of RBC and City National:

•        Approximately 2,100 financial advisors in the United States

•        Combined U.S.-based client assets of US$336 billion in wealth and asset management

•        Commercial capability: City National’s deep industry expertise is a natural strategic fit with RBC Capital Markets’ top 10 investment bank

•        Strong commitment to communities in areas such as youth, education, economic development, small business, affordable housing and the environment

ABOUT RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We employ approximately 79,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 38 other countries. For more information, please visit rbc.com.

RBC supports a broad range of community initiatives through donations, sponsorships and employee volunteer activities. In 2014, we contributed more than $111 million to causes worldwide, including donations and community investments of more than $76 million and $35 million in sponsorships.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada including the expected impact on Royal Bank of Canada’s Common Equity Tier 1 ratio and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada’s ability to complete the integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada’s ability to cross-sell more products to customers and technological changes.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada’s 2014 Annual Report on Form 40-F and its third-quarter 2015 Report to Shareholders on Form 6-K and City National Corporation’s 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov). Royal Bank of Canada’s material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading “Overview and outlook — Economic and market review outlook” and for each business segment under the heading “Outlook and priorities,” as updated by its third-quarter 2015 Report to Shareholders under the heading “Overview and outlook – Economic, market and regulatory review and outlook.”

For more information:

Investor Relations contact:

Amy Cairncross, VP & Head, Investor Relations, RBC, 416-955-7803

Media contact:

Tanis Feasby, Director, Corporate Communications, RBC, 416-955-5172

Debora Vrana, Senior Vice President, Media Relations Manager, CNB, 213-673-7631